Exhibit 99.1
VisionChina Media Inc. Announces First Quarter 2009 Results
First Quarter 2009 Total Revenues Grow 100.0% Year-Over-Year
First Quarter 2009 Net Income Grows 23.7% Year-Over-Year
BEIJING, April 28, 2009 — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Highlights
•
Total revenues in the first quarter of 2009 grew 100.0% year-over-year to $27.3 million. Total revenues consisted only of advertising services revenues in the first quarter of 2009, which grew 106.1% year-over-year.

•	Gross profit in the first quarter of 2009 was $13.3 million, an increase of 83.3% from $7.2 million in the first quarter of 2008.

•	Operating profit in the first quarter of 2009 was $6.1 million, an increase of 35.2% from $4.5 million in the first quarter of 2008.

•	Net income in the first quarter of 2009 was $6.7 million, an increase of 23.7% from $5.4 million in the first quarter of 2008.

•
Basic and diluted net income per share in the first quarter of 2009 were $0.09 and $0.09, respectively (each ADS representing one common share), compared to $0.08 and $0.08 respectively for the first quarter of 2008.

•	Net operating cash inflow totaled $4.8 million in the first quarter of 2009. The Company had cash and cash equivalents of $122.9 million as of March 31, 2009.

•
The number of cities covered by the Company’s network increased to 18 as of March 31, 2009. The Company added Hangzhou, the capital city of Zhejiang province, and Tianjin, with populations of 7.8 million and 11 million respectively, to its network during the quarter. The Company also added three new lines of the Beijing subway, bringing subway coverage in Beijing to five of the city’s eight lines. In addition, beginning January 1, 2009, the Company commenced advertising operations on a second television channel in Beijing, allowing the Company to air programming and advertising on subways and buses independently and increase its network capacity.

•
Network capacity, which is measured by total broadcasting hours, reached 32,737 hours in the first quarter of 2009, compared to 25,980 hours in the first quarter of 2008 and 31,834 hours in the fourth quarter of 2008.

•
As of March 31, 2009, the Company’s advertising network had grown to include 81,690 total digital displays on buses, subway trains, subway platforms, and other platforms, compared to 66,264 digital displays at the end of 2008. The total number of displays on buses increased to 68,248 as of March 31, 2009, from 58,463 at the end of 2008, as a result of adding Hangzhou and Tianjin to the Company’s network; the total number of displays on subways increased to 12,071 as of March 31, 2009, from 6,528 at the end of 2008, as a result of adding three new lines to the Company’s subway network in Beijing; and the total number of displays on other platforms increased to 1,371 as of March 31, 2009, from 1,273 at the end of 2008.

•
In the first quarter of 2009, the Company sold a total of 184,045 advertising minutes in its network compared to 162,193 minutes in the first quarter of 2008 and 281,059 minutes in the fourth quarter of 2008.

•
On average, the Company sold 5.62 advertising minutes per broadcasting hour in the first quarter of 2009, compared to 6.24 minutes per broadcasting hour in the first quarter of 2008 and 8.83 minutes per broadcasting hour in the fourth quarter of 2008.

•
Average advertising service revenues per broadcasting hour grew 60.6% year-over-year to $792 per broadcasting hour from $493 per broadcasting hour in the first quarter of 2008 and $1,023 per broadcasting hour in the fourth quarter of 2008.

“VisionChina Media’s cost-effective platform continues to successfully connect advertisers and their brands to an increasingly affluent and growing middle class,” said Mr. Limin Li, VisionChina Media’s chairman and chief executive officer. “The vast majority of our clients are multi-city advertisers who have chosen us because of the strength and reach of our national footprint. We believe we continue to gain recognition from these national advertising brands, and as they come to appreciate our franchise value, they are including us in their mainstream annual advertising budgets. Our retention and renewal rates in the first quarter of 2009 were strong and we continue to secure contracts with a healthy mix of international and domestic advertisers across various industries. Our expansion into two new cities, Hangzhou and Tianjin, and our addition of three new subway lines and a new broadcast channel in Beijing were also welcomed additions to our service offerings.”
Mr. Li also commented on the Company’s search for a new CFO; “Finding a new CFO is one of our top near-term priorities. Our search committee has implemented a candidate recruitment and transition plan and we remain committed to finding an individual with the relevant experience and skills to help VisionChina Media build upon its leading position within China’s digital mobile television industry.”

Mr. Alfred Tong, VisionChina Media’s chief marketing officer, said, “Our business development strategy has allowed us to capitalize on the growth and expansion of the mobile television industry in China. Throughout 2008 and thus far in 2009, blue-chip advertisers have demonstrated increased confidence in our media platform and proven brand-building capabilities and we have seen evidence of a trend of some large blue-chip advertisers shifting greater portions of their advertising budgets towards VisionChina Media. We continue to leverage the strong momentum gained during the Olympics and added strength and notoriety of brands brought to us through our acquired sales forces to ramp up sales and make new contracts more profitable, faster.”
Mr. Tong added, “CTR Market Research’s third phase of research, completed this past quarter, continued to demonstrate that digital mobile television has the ability to reach wide audiences and generate high retention rates at costs that, on a national average, are about 15% of those of traditional television. The report validates the effectiveness of the Company’s television and advertising platform for advertisers and has been effective in helping our sales teams communicate the value and cost efficiency of our platform.”
Mr. Christopher Holbert, VisionChina Media’s vice president of finance, added, “Despite a challenging economic environment, we were able to carry out our growth strategy in the first quarter of 2009 with prudent financial controls and strong execution. I am pleased to lead a talented finance department of over 45 professionals with broad and deep experience. We will continue to operate under the same strict financial standards that have defined us since our IPO and we will continue to make shareholder communications and transparency with the investment community ongoing priorities for the Company.”
First Quarter 2009 Results
VisionChina Media’s total revenues were $27.3 million in the first quarter of 2009, an increase of 100.0% compared to $13.6 million in the first quarter of 2008 and a decrease of 20.4% compared to $34.3 million in the fourth quarter of 2008. The decrease from the fourth quarter of 2008 was mainly due to seasonality and the overall weak economic environment. Advertising service revenues were $27.3 million in the first quarter of 2009, an increase of 106.1% compared to $13.2 million in the first quarter of 2008 and a decrease of 20.4% compared to $34.3 million in the fourth quarter of 2008.
Total broadcasting hours reached 32,737 in the first quarter of 2009 compared to 25,980 in the first quarter of 2008 and 31,834 in the fourth quarter of 2008. Average advertising revenues per broadcasting hour were $792 in the first quarter of 2009 compared to $493 in the first quarter of 2008 and $1,023 in the fourth quarter of 2008. On average, the Company sold 5.62 advertising minutes per broadcasting hour in the first quarter of 2009 compared to 6.24 minutes per broadcasting hour in the first quarter of 2008 and 8.83 minutes per broadcasting hour in the fourth quarter of 2008. In the first quarter of 2009, the Company sold a total of 184,045 advertising minutes in its network compared to 162,193 minutes in the first quarter of 2008 and 281,059 minutes in the fourth quarter of 2008. During the first quarter of 2009, 267 advertisers purchased advertising time on the company’s network either directly or through advertising agents.

Media cost, the most significant component of advertising service cost of revenues, was $11.2 million in the first quarter of 2009, representing 80.5% of total advertising service costs, compared to $4.7 million, or 77.3% of total advertising service costs in the first quarter of 2008, and $11.5 million, or 78.9% of total advertising service costs in the fourth quarter of 2008.
Gross profit in the first quarter of 2009 was $13.3 million, an increase of 83.3% from $7.2 million in the first quarter of 2008, and a decrease of 32.4% from $19.7 million in the fourth quarter of 2008. The decrease in gross profit from the fourth quarter of 2008 was primarily due to relatively unchanged media costs and the decrease in revenues as a result of seasonality and an overall weak economic environment. Advertising service gross margin was 48.7% in the first quarter of 2009, compared to 54.3% in the first quarter of 2008 and 57.4% in the fourth quarter of 2008.
Selling and marketing expenses were $5.3 million in the first quarter of 2009, an increase of 226.9% compared to $1.6 million in the first quarter of 2008, and an increase of 11.2% compared to $4.8 million in the fourth quarter of 2008, primarily due to branding and sales team building activities to expand the Company’s sales network and strengthen its sales capabilities. Selling and marketing expenses represented 19.4% of the Company’s advertising service revenues in the first quarter of 2009 compared to 12.2% in the first quarter of 2008 and 13.9% in the fourth quarter of 2008.
General and administrative expenses were $1.5 million in the first quarter of 2009, an increase of 82.9% compared to $0.8 million in the first quarter of 2008, and a decrease of 28.5% compared to $2.1 million in the fourth quarter of 2008.
Losses from equity method investments amounted to $0.4 million in the first quarter of 2009, compared to a $0.3 million loss in the first quarter of 2008, and a $5,000 loss in the fourth quarter of 2008.
Operating profit was $6.1 million in the first quarter of 2009, an increase of 35.2% from $4.5 million in the first quarter of 2008, and a decrease of 52.0% from $12.8 million in the fourth quarter of 2008. The decrease in operating profit from the fourth quarter of 2008 was primarily due to the combination of the Company’s fixed cost structure and lower revenues due to seasonality and a weak economic environment.
In the first quarter of 2009, the Company recorded a tax expense of $0.2 million.
Net income was $6.7 million in the first quarter of 2009, an increase of 23.7% from $5.4 million in the first quarter of 2008, and a decrease of 54.7% from $14.8 million in the fourth quarter of 2008. Basic and diluted net income per share for the first quarter of 2009 were $0.09 and $0.09, respectively. The Company’s first quarter net income, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) was $8.5 million.
With the exclusive agency agreements signed in the cities of Hangzhou, the capital city of Zhejiang Province, and Tianjin, the total number of cities covered by VisionChina Media’s network increased to 18 as of March 31, 2009.

As of March 31, 2009, the Company’s advertising network had grown to include 81,690 total digital displays on buses, subway trains, subway platforms, and other platforms, compared to 66,264 digital displays at the end of 2008. The total number of displays on buses increased to 68,248 as of March 31, 2009, from 58,463 at the end of 2008, as a result of adding Hangzhou and Tianjin to the Company’s network; the total number of displays on subways increased to 12,071 as of March 31, 2009, from 6,528 at the end of 2008, as a result of adding three new lines to the Company’s subway network in Beijing; and the total number of displays on other platforms increased to 1,371 as of March 31, 2009, from 1,273 at the end of 2008.
As of March 31, 2009, the Company had 502 employees, compared to 473 employees as of December 31, 2008, of which, 320 employees were sales and marketing personnel, compared to 300 as of December 31, 2008.
As of March 31, 2009, the Company had cash and cash equivalents of $122.9 million compared to $163.2 million as of December 31, 2008. In relation to the acquisition of six advertising businesses during 2008, the company estimated that, if all of the cash in respect of the revenues generated by the six advertising businesses acquired in 2008 for the period from the date of acquisition to December 31, 2008 were received, the total consideration calculated, based on the earnings of each of the businesses for the same period would be approximately US$69.4 million. Of this, $33.5 million had been accrued as of December 31, 2008 based on the acquired businesses’ accounts receivable settlement as of December 31, 2008. The Company had accrued an additional US$27.1 million consideration payable as of March 31, 2009, based on the settlement of accounts receivable generated by the acquired businesses in 2008 as of March 31, 2009, and paid out cash in the amount of $40.7 million in respect of 2008 earn-out performance in the first quarter of 2009.
It is not practicable to estimate the earn-out payments for these acquisitions in 2010 and 2011 because the performance of the acquired businesses in 2009 and 2010 cannot be accurately predicted as of now. According to the related acquisition agreements, the maximum aggregate earn-out considerations for the six advertising businesses for 2009 and 2010 performance combined is RMB555 million or US$81.1 million. The actual earn-out payments may be significantly lower than the maximum amount if the performance of the acquired businesses does not meet predetermined thresholds.
Other Recent Developments
Phase III of the CTR Market Research Report, commissioned by VisionChina Media to measure the metrics of the digital mobile television industry in China, was completed during the first quarter of 2009. Phase III of the research continued to demonstrate that digital mobile television has the ability to reach wide audiences and generate high retention rates at costs that can be as much as 85% lower than advertising on traditional television. Research such as this provides the Company and advertisers with a better understanding of commuters through longer-term measurable feedback, allowing for better tailored content and more targeted programming and advertisements.

In November 2008, VisionChina Media’s board of directors approved a share repurchase program of up to $50 million by December 31, 2009. Under the share repurchase program, the Company purchased 372,412 shares in the open market during the first quarter of 2009 at an average price of $5.41 and total consideration of $2.0 million. The share repurchase program reflects management’s strong confidence in the Company’s growth prospects as well as the sustainability of its business model and the industry in which it operates.
Business Outlook
The Company estimates total revenues, which consist of advertising service revenues only, in the second quarter of 2009 to range from $29.2 million to $32.2 million. Second quarter 2009 net income excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) is expected to be between $6.5 million and $9 million.
The Company maintains its full year 2009 estimates and expects total revenues will range from $141 million to $157 million. Net income in the full year 2009, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), is expected to be between $49 million and $61 million.
The Company bases these estimates on a foreign exchange rate of RMB6.8456 per US$1.00.
The Company noted that its guidance is based on its current network of 18 cities that, as of release date, have already been secured by contracts. If and when more cities are added, management’s forecast will be impacted.
Dial-in details for the earnings conference call are as follows:
U.S. Toll Free: + 1-866-713-8310
Hong Kong: + 852-3002-1672
International: + 1-617-597-5308
Passcode for all regions: VisionChina Earnings Call
A replay of the conference call may be accessed by phone at the following numbers until May 28, 2009.
U.S. Toll Free: + 1-888-286-8010
International: + 1-617-801-6888
Passcode: 43009788
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at www.visionchina.cn.

About VisionChina Media Inc.
VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reaches over 40 million viewers each day in China, according to CTR Market Research. As of March 31, 2008, VisionChina Media’s advertising network included 81,690 digital television displays on mass transportation systems in 18 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.
Use of Non-GAAP Financial Measures
In addition to VisionChina’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation and amortization of intangible assets. The company believes that the non-GAAP financial measures provide investors with another method of assessing VisionChina’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina’s liquidity and when planning and forecasting future periods.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Tel: +86 (10) 8418-7475
Email: helen.plummer@visionchina.cn
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6284
Email: derek.mitchell@ogilvy.com
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1 (646) 460-9989
E-mail:jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	March 31,2009	December 31,2008
	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	122,932,102	163,248,286
Accounts receivable, net	37,248,197	38,296,590
Amounts due from related parties	5,701,964	5,225,564
Prepaid expenses and other current assets	12,726,636	9,431,279
Deferred tax assets	165,481	273,325
Total current assets	178,774,380	216,475,044
Non-current Assets:
Fixed assets, net	9,861,870	10,205,784
Investments under equity method	7,302,573	7,686,065
Other investments	2,268,354	2,276,034
Long-term prepayments and deposits	22,506,726	21,888,068
Intangible assets	13,296,440	14,034,343
Goodwill	48,084,947	21,074,229
Total non-current assets	103,320,910	77,164,523
TOTAL ASSETS	282,095,290	293,639,567
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	878,636	1,237,262
Amounts due to related parties	948,297	786,284
Consideration payable	15,041,258	30,734,610
Income tax payable	272,390	39,209
Accrued expenses and other current liabilities	6,530,471	9,507,341
Total current liabilities	23,671,052	42,304,706
Non-current Liabilities:
Consideration payable	4,878,372	2,776,173
Deferred tax liabilities	2,810,669	2,924,073
Total non-current liabilities	7,689,041	5,700,246
Total liabilities	31,360,093	48,004,952
Minority interest	512,871	561,401
Shareholders’ equity
Common shares	7,148	7,182
Additional paid-in capital	189,812,306	190,694,719
Accumulated profits	50,217,901	43,509,296
Accumulated other comprehensive income	10,184,971	10,862,017
Total shareholders’ equity	250,222,326	245,073,214
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	282,095,290	293,639,567
Note 1: Information extracted from the audited financial statements included in the Company’s 2008 Form 20-F as filed with the Securities and Exchange Commission on April 6, 2009.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in U.S. Dollars thousand, except number of shares and per share data)

	For three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	27,266	34,250	13,229
Advertising equipment revenue	—	—	403
Total revenues	27,266	34,250	13,632
Cost of revenues Advertising service cost	-13,978	-14,592	-6,050
Advertising equipment cost	—	—	-333
Total cost of revenues	-13,978	-14,592	-6,383
Gross profit	13,288	19,658	7,249
Operating expenses:
Selling and marketing	-5,295	-4,760	-1,620
General and administrative	-1,494	-2,089	-817
Total operating expenses	-6,789	-6,849	-2,437
Loss from equity method investees	-357	-5	-269
Operating profit	6,142	12,804	4,543
Interest income	755	1,003	918
Government grant	—	672	—
Other expenses	—	—	-17
Net income before income taxes	6,897	14,479	5,444
Income tax (expenses) credit	-237	315	-41
Net income after income taxes	6,660	14,794	5,403
Minority interest	49	26	19
Net income	6,709	14,820	5,422
Net income per share:
Basic	0.09	0.21	0.08
Diluted	0.09	0.20	0.08
Shares used in computation of net income per share:
Basic	71,734,562	72,070,484	68,387,019
Diluted	72,808,512	73,275,526	70,897,070
Share-based compensation expenses during the related periods included in:
Cost of revenues	-10	-9	-11
Selling and marketing expenses	-1,005	-344	-136
General and administrative expenses	-116	-142	-18
Total	-1,131	-495	-165

Reconciliation from GAAP net income to Adjusted Non-GAAP net income
Net income (GAAP)	6,709	14,820	5,422
Add back share-based compensation expenses during the related periods	1,131	495	165
Add back intangible assets amortization expenses during the related periods	690	689	—
Net income (Non-GAAP)	8,530	16,004	5,587